Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp, Inc.
Commission File Number: 1-16581
Date: October 14, 2008
On October 14, 2008, Banco Santander made the following announcement and made the following presentation to analysts:

OTHER NOTIFICATIONS
Banco Santander (“Santander”) hereby announces that a presentation relating to the acquisition of the 75.65% of Sovereign Bancorp will be given to analysts today at 15:00 hours (Madrid time) via webcast. The presentation may be followed by anyone interested via the Internet at the following address: http://gaia.world-television.com/santander/20081012/en/disclaimer.html Prior to the commencement of the presentation, the documentation will sent to the Spanish Comisión Nacional del Mercado de Valores and posted on the Group’s corporate website: www.santander.com Boadilla del Monte (Madrid), 14th October 2008

Acquisition of Sovereign Bancorp
Madrid — October 2008

2 Disclaimer This document does not constitute an offer to sell, or an invitation to subscribe for or purchase, any securities or the solicitation of any approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law. This document is not an offer of securities for sale in the United States. No securities will be offered or sold in the United States absent registration or an exemption from registrat ion. This presentation does not constitute a prospectus or prospectus equivalent document. This presentation is not intended for distribution to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”,“anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander r esulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the conditions in the transaction agreement, Santander’s ability to successfully combine the businesses of Santande r and Sovereign and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission (the “SEC”). Neither Santander nor Sovereign un dertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

3 Disclaimer (cont.) Additional Information About This Transaction In connection with the proposed transaction, Santander will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign will mail the proxy statement/prospectus to its stockholders. Sovereign shareholders and other investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of al l documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). Proxy Solicitation Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above

4 Description of the deal Strategic rationale Description of Sovereign Financial impact Appendix

5 Transaction Overview Santander acquires remaining outstanding Sovereign shares (502mn) ¡Fixed exchange ratio 0.2924x Santander shares for each Sovereign share $3.81 per Sovereign share [1] Total consideration of $1.9bn [1] ¡Required approvals Customary regulatory Sovereign shareholders Relational Investors has agreed to vote its 8.9% of SOV shares in favor of the transaction Santander EGM ¡Closing anticipated Q1 2009 ¡Sovereign shareholders will receive Santander dividends following completion of transaction Transaction recommended by Sovereign’s board [1]Based on Santander’s ADR closing price on October 10, 2008 of $13.03

6 Description of the deal Strategic rationale Description of Sovereign Financial impact Appendix

7 Strategic Rationale ¡Santander enters the Northeastern banking market in the U.S.; a region resilient to current credit conditions ¡Largest remaining independent franchise in Northeast ¡Provides scale entry into demographically attractive and stable markets Presence in some of the most attractive and wealthiest regions in the U.S. Leading retail and commercial franchise in its core markets Strong regional market share ¡Significant opportunity for growth and enhanced profitability Well-positioned, operationally under-levered franchise ¡Like other Santander expansions, Sovereign represents opportunity to export Santander’s efficient commercial banking model and its industry-leading product and sales capabilities Low risk transaction, given Santander’s successful acquisition track record and in-depth knowledge of Sovereign franchise Diversification: SOV would bring 8% of the pro-forma deposits of the group

8 Description of the deal Strategic rationale Description of Sovereign Financial impact Appendix

9 Sovereign: Overview ¡Sovereign is the largest thrift institution in the United States by assets Total Assets: $77.3bn at September 30, 2008 Total Deposits: $43.1bn at September 30, 2008 ¡The Company operates in eight attractive Northeastern and Mid Atlantic states Stable and affluent markets less subject to cyclical swings Six of the top 26 U.S. cities are in Sovereign’s footprint ¡Sovereign holds strong market share positions in its core states Strong deposit share in five of eight states in which it operates A contiguous branch system from Boston to Philadelphia ¡Business model is focused on the consumer and small business banking

10 Sovereign: History with Santander ¡Investment in Sovereign began in October 2005 Initial investment position: 19.9% ownership Increased ownership to 24.4% over the past two years Participated pro rata in Sovereign’s May 2008 follow-on offering ¡Santander has held three out of twelve seats on the Sovereign Board ¡Santander has executives as advisors in Sovereign’s Internal Audit, Risk Management, IT and Operations, and Marketing departments for the last two years ¡Santander has also provided Sovereign with technology consulting services SAN has a good knowledge of the franchise and its potential

11

Sovereign: A Solid Franchise Serving the Northeastern U.S.

State	Market Rank	# Branches	Deposits ($mn)	Market Share (%)
Pennsylvania	4	188	14,064	5.33
Massachusetts	3	232	12,999	8.59
New Jersey	7	158	9,211	4.11
New York	16	73	6,813	0.94
Rhode Island	3	31	1,902	7.00
Connecticut	11	32	1,628	1.96
New Hampshire	5	20	867	3.77
Maryland	32	13	295	0.31
Total		**747**	**47,779**	


NH
MA
Boston, MA
CT
RI
PA
Reading, PA
Brooklyn
NJ
Philadelphia
MD

Market Rank	Institution[1]	# Branches	Deposits ($mn)	Market Share (%)
1	JPMorgan Chase	1,208	271,101	16.99
2	Bank of America	1,664	187,229	11.74
3	Wells Fargo	864	89,263	5.60
4	Royal Bank of Scotland	1,105	75,410	4.73
5	PNC	931	70,538	4.42
6	Citigroup	380	70,087	4.39
7	HSBC	425	68,201	4.27
8	Toronto-Dominion	938	66,625	4.18
9	**Sovereign**	**747**	**47,294**	**2.99**
10	Bank of New York Mellon	28	43,581	2.73
	Total For Institutions in Market		**1,595,378**	

Note: Deposit data as of June 30, 2008; pro forma for pending acquisitions
[1] Reflects operations within PA, MA, NJ, NY, RI, CT, NH, MD

Santander

12 Sovereign: Financial Statistics (3Q’08) ¡Branches 747 ¡ATMs 2,300+ ¡Employees 11,976 ¡Assets $77.3bn ¡Tangible Common Equity (June 2008)$3.7bn ¡Deposits$43.1bn ¡Net Loans$56.9bn Market statistics as of (10/10/08) ¡Market Cap. $2.5bn ¡Share Price$3.81

13

Sovereign: Loan Composition

Loans (3Q'08)



Multi-family
8.6%
C&I
22.2%
Commercial Real Estate
23.3%
Other Commercial
3.0%
Other Consumer
0.5%
Residential
20.2%
Auto Loans
10.3%
Home Equity
11.8%

Loans Composition ($mn)		
Commercial Real Estate	13,281	23.3%
Multi-family	4,888	8.6%
C&I	12,631	22.2%
Other Commercial	1,718	3.0%
Residential	11,515	20.2%
Home Equity	6,732	11.8%
Auto Loans	5,854	10.3%
Other Consumer	296	0.5%
Total Gross Loans	**56,914**	**100.0%**

Credit Quality Metrics (3Q'08)	
Allowances/Loans	1,68%
Non performing assets/Assets	0,91%
Net charge offs/Avg Loans	0,91%

Santander

Sovereign: Deposit Composition14 Deposits (3Q’08) Deposit Composition ($mn) Demand Deposit NOW Accounts Accts11.5%Demand Deposit Accts6,57815.3% 15.3% Savings/MMA NOW Accounts4,95911.5% 32.1% Customer repos 4.5%Savings/MMA13,83532.1% CDs10,61324.6% GovernmentWholesale/Brokered3,1317.3% 4.8% Government2,0814.8% Customer repos1,9264.5% Wholesale/Brokered 7.3%CDs Total Deposits43,123100.0% 24.6%

15

# Sovereign: SOV diversify SAN business portfolio representing 8% of SAN deposit base

## 1H08 Deposits

**Pre-Transaction**


Other Latam; 6%
Chile; 3%
Mexico; 5%
Brazil; 6%
Spain; 27%
Consumer Finance; 4%
Portugal; 3%
Other Continental Europe; 4%
UK; 42%

**Post-Transaction**


Sovereign; 8%
Other Latam; 5%
Chile; 3%
Mexico; 5%
Brazil; 5%
Spain; 24%
Consumer Finance; 3%
Portugal; 3%
Other Continental Europe; 4%
UK; 39%

Source: Company Data. Adjusted for A&L and B&B

Santander

16

# Sovereign: SOV footprint is a market almost the size of Spain

Deposit Market Volumes (US$ bn)


698
253
209
147
95
81
23
22
2.415
1.890
1.528
646
226
166
103
New York
Pennsylvania
New Jersey
Massachussetts
Maryland
Connecticut
Rhode Island
New Hampshire
UK
Spain
Sov Footprint
Brazil
Portugal
Mexico
Chile

Santander

17 Description of the deal Strategic rationale Description of Sovereign Financial impact Appendix

Financial Highlights18 Diversifies Santander Business mix (8% of the deposit base of the group in US) Generates positive EPS impact by 2011 (+0.5%) Marginal capital impact on the overall Santander group (ca. 20 bp) Marginal ROI above 30% and total ROI (100% of Sovereign) of 15% Acquired well below TBV

19 Financial initiatives Reduce RWA by approximately $10bn (from $61bn) by De-lever the end of 2009 Fair value adjustments and restructuring of securities De-risk and credit portfolio Improve Reduce costs and invest in franchise to drive efficiencycommercial improvement

20 Financial initiatives Reduce RWA by approximately $10bn (from $61bn) by the end of 2009 De-lever Reduce securities portfolio Manage down non core credit portfolios: National CRE / Multifamily, Indirect Auto, Large Corp / CRE, etc. Fair value adjustments and restructuring of securities and credit portfolio Provisions and fair value adjustments of $2 bn pre-tax ($ 1.4 bn post tax) driving TE from $ 4.6 bn (June 08) to $ 3.2 bn. Sovereign to execute first leg in Q3 results ($ 1.25bn pre-tax; $900mn post- tax) mainly in securities portfolio write offs De-risk Increase reserve by additional $ 750 mn pre-tax provisions for the credit portfolio which adds to the $ 1bn existing provisions in SOV balance sheet. These two figures amount to 3,1% of the credit portfolio. Protect the bank against future deterioration of treasury portfolio ...while anticipating increased credit costs on loan portfolios through the cycle and improving coverage ratios

21 Improve efficiency 70% C/I RatioSovereignSantander 60% Efficiency initiatives 50% +20p 40% Implement best practices 30% IT platform enhancements2006 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 250 Headquarters and operations 200$20 $40 optimization150 $45 $215 100 Estimated cost savings of $215mn $60 50 pre-tax (~13% of expense base) $50 over the next 3 years 0 Efficiency IT Operations Central andOther e.g.Total best initiativessupport purchasing practicesrationalisation

The UK example: Santander has a proven track record in 22 reducing costs in cross border acquisitions Abbey Cost to Income ratio — Historical Trends Gap vs. Sector -15.0p.p-11.8p.p -5.6p.p -1.4p.p +2.6p.p 70,0% 60,6% 55,0%55,0% 49,4%49,7%49,3% 48,8%48,3% 46,7% 2004 2005 2006 2007 1H’08 Abbey Sector Sector average based on internal segmental analysis of the results of Lloyds TSB, HBOS, Barclays, Royal Bank of Scotland and Bradford & Bingley

23 Summary financial impactAdditional $ 1.2bn provisions over the next two years; 600 pre-tax per annum on top of consensus figures 2009 2010 2011 Net Profit$446 $620 $680 Higher provisions after tax(400) (400) 0Credit portfolio to be reduced by $10bn over Cost of de-leveraging after tax(70) (80) (80)three years Synergies after tax100 115 151 Adjusted net profit$76$255$751 Foregone earnings — asset sales(123) (123) (123)After synergies, Sovereign expected to earn SOV earnings equity accounted(11) (55) (170)$750mn in 2011 Net attributable profit increase for SAN ($59)$77$457 EPS accretion / (dilution)(2.6%) (1.7%) 0.5%Generates positive EPS impact by 2011 “Marginal” ROI (current 75%)3% 10% 30% “Total” ROI (100%)1% 5% 15% “Marginal” ROI above 30% and 15% including the price paid for first leg

Capital implications24 Santander anticipates ca. 20 bps reduction in core Tier 1 capital from mark-to-market and credit adjustments Santander expects to maintain its core Tier 1 ratio above 6% Potential offsets to the capital impact include the sale of: Industrial stakes (i.e.: Cepsa) Product factories (asset management / insurance) Banco de Venezuela Ciudad Financiera Shared assets ABN Amro

Summary25 The acquisition of Sovereign represents an attractive entry point into the U.S. market A familiar franchise Strong regional presence Potential to improve efficiency and commercial productivity Business plan incorporates conservative assumptions $2bn upfront pre-tax fair value adjustments and provisions to cover potential losses Future provisioning significantly above market consensus estimates (180bps projected in 2009 and 2010) The acquisition meets Santander’s financial criteria ROI above cost of capital by year 3: 15% in 2011, reflecting the full cost of the acquisition EPS enhancing by year 3: +0.5% in 2011 SAN is acquiring SOV at 0.55 P/TE June 08; 0.68 P/TE as of first leg of write downs (Sept 08) and 0.79 P/TE after extra provisions to perform by Santander Overall, the deal creates value for both Santander and Sovereign shareholders

26 Description of the deal Strategic rationale Description of Sovereign Financial impact Appendix

27

Sovereign: Franchise is Focused on New England and Mid Atlantic Regions

Pennsylvania

Market Rank	Institution	# Branches	Deposits ($mn)	Market Share (%)
1	PNC	400	43,142	16.36
2	Wells Fargo	303	30,903	11.72
3	Royal Bank of Scotland	404	23,622	8.96
4	**Sovereign**	**188**	**14,064**	**5.33**
5	National City	218	13,635	5.17
6	Bank of New York Mellon	17	8,995	3.41
7	Toronto-Dominion	109	8,752	3.32
8	Bank of America	116	7,613	2.89
9	M&T Bank	220	7,189	2.73
10	National Penn	134	5,902	2.24
	Total For Institutions In Market	**4,856**	**263,720**	

Massachusetts

Market Rank	Institution	# Branches	Deposits ($mn)	Market Share (%)
1	Bank of America	309	38,128	25.20
2	Royal Bank of Scotland	257	21,712	14.35
3	**Sovereign**	**232**	**12,999**	**8.59**
4	Toronto-Dominion	161	7,526	4.97
5	Eastern	89	5,263	3.48
6	Middlesex	27	2,972	1.96
7	Independent	61	2,479	1.64
8	Boston Private	9	1,839	1.22
9	Salem Five	20	1,754	1.16
10	Cambridge	16	1,667	1.10
	Total For Institutions In Market	**2,234**	**151,293**	

New Jersey

Market Rank	Institution	# Branches	Deposits ($mn)	Market Share (%)
1	Bank of America	396	47,514	21.20
2	Wells Fargo	317	28,429	12.69
3	Toronto-Dominion	323	25,153	11.22
4	PNC	329	17,831	7.96
5	Hudson City	94	14,520	6.48
6	JPMorgan Chase	257	10,078	4.50
7	**Sovereign**	**158**	**9,211**	**4.11**
8	Valley	180	7,833	3.50
9	Provident	84	4,197	1.87
10	Investors	56	4,064	1.81
	Total For Institutions In Market	**3,401**	**224,101**	

New York

Market Rank	Institution	# Branches	Deposits ($mn)	Market Share (%)
1	JPMorgan Chase	894	257,305	35.42
2	HSBC	390	66,046	9.09
3	Citigroup	261	64,379	8.86
4	Bank of America	388	46,617	6.42
5	Bank of New York Mellon	6	34,515	4.75
6	Capital One	291	26,306	3.62
7	M&T Bank	292	20,990	2.89
8	Toronto-Dominion	173	16,494	2.27
9	KeyCorp	229	15,126	2.08
16	**Sovereign**	**73**	**6,813**	**0.94**
	Total For Institutions In Market	**5,404**	**726,515**	

Santander

28

Sovereign: Franchise is Focused on New England and Mid Atlantic Regions

Rhode Island				
Market Rank	Institution	# Branches	Deposits ($mn)	Market Share (%)
1	Royal Bank of Scotland	80	13,109	48.22
2	Bank of America	49	6,718	24.71
3	**Sovereign**	**31**	**1,902**	**7.00**
4	Washington Trust	15	1,545	5.68
5	Bancorp Rhode Island	16	1,041	3.83
6	OceanPoint	12	781	2.87
7	Centreville	6	605	2.23
8	Webster	11	356	1.31
9	First Marblehead	1	245	0.90
10	Newport	5	240	0.88
	Total For Institutions In Market	**245**	**27,187**	

Connecticut				
Market Rank	Institution	# Branches	Deposits ($mn)	Market Share (%)
1	Bank of America	174	17,816	21.45
2	Webster	143	10,337	12.44
3	People's United	162	8,824	10.62
4	Wells Fargo	75	7,378	8.88
5	Toronto-Dominion	88	4,497	5.41
6	NewAlliance	77	4,133	4.97
7	JPMorgan Chase	55	3,717	4.47
8	Royal Bank of Scotland	51	2,836	3.41
9	Liberty	35	2,167	2.61
11	**Sovereign**	**32**	**1,628**	**1.96**
	Total For Institutions In Market	**1,305**	**83,074**	

New Hampshire				
Market Rank	Institution	# Branches	Deposits ($mn)	Market Share (%)
1	Royal Bank of Scotland	83	5,850	25.45
2	Bank of America	37	4,286	18.64
3	Toronto-Dominion	75	4,088	17.78
4	People's United	38	1,335	5.81
5	**Sovereign**	**20**	**867**	**3.77**
6	LSB	18	696	3.03
7	New Hampshire Thrift	19	520	2.26
8	Northway	18	503	2.19
9	Meredith Village	11	458	1.99
10	Merrimack	7	413	1.80
	Total For Institutions In Market	**435**	**22,988**	

Maryland				
Market Rank	Institution	# Branches	Deposits ($mn)	Market Share (%)
1	Bank of America	195	18,536	19.21
2	PNC	202	9,565	9.91
3	B.F. Saul	141	8,213	8.51
4	Wells Fargo	83	7,464	7.73
5	M&T Bank	151	7,418	7.69
6	SunTrust	136	6,589	6.83
7	BB&T	129	6,245	6.47
8	Provident	100	3,815	3.95
9	Sandy Spring	39	2,161	2.24
32	**Sovereign**	**13**	**295**	**0.31**
	Total For Institutions In Market	**1,831**	**96,501**	

Santander

Relations with Investors and Analysts Ciudad Grupo Santander Edificio Pereda, 1[a] planta Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (España) Teléfonos: 91 259 65 14 — 91 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com